TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

        April 25, 2024
Via EDGAR
Ms. Ashley Vroman-Lee, Senior Attorney
    Division of Investment Management,
        United States Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, DC 20549.
Re:    Carlyle Secured Lending, Inc.
Preliminary Proxy Statement
Filing Date: April 16, 2024
File No. 814-00995

Dear Ms. Vroman-Lee:

On behalf of our client, Carlyle Secured Lending, Inc. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on April 22, 2024 with respect to the Company’s Preliminary Proxy Statement referenced above.
For the Staff’s convenience, the text of the Staff’s comments is set forth below, followed by the Company’s responses. We note for the information of the Staff that the Company intends to file via EDGAR the Company’s definitive proxy statement (the “Definitive Proxy Statement”) on or about the close of business on April 29, 2024.

Ms. Ashley Vroman Lee	-2-

1.    On page 2 of the Preliminary Proxy Statement, under “Expenses of Soliciting Proxies,” in addition to providing the expenses associated with solicitation, please include the total expenses the Company will pay for other solicitation expenses associated with the proxy statement
Company’s Response: The Company acknowledges the Staff’s comment. The Company is unaware of a requirement to disclose all costs associated with its solicitation for the upcoming special meeting and therefore respectfully declines to include an estimate of such aggregate amount. The Company notes that it is unaware of other similarly situated business development companies disclosing such amounts. See, e.g., the Definitive Proxy Statement filed by Ares Capital Corporation on March 8, 2024 and the Definitive Proxy Statement filed by Prospect Capital Corporation on March 15, 2024
2.    If the solicitation is to be made by specially engaged employees or paid solicitors, state: (i) the material features of any contract or arrangement for such solicitation and identify the parties, and (ii) the cost or anticipated cost associated therewith. See Item 4 of Schedule 14A.
Company’s Response: The Company acknowledges the Staff’s comment. The Company notes for the information of the Staff that the Company intends to disclose, at minimum, the name of the proxy solicitation firms and anticipated costs associated with such firms. The Company also notes that such disclosure was provided on page 2 of the Preliminary Proxy Statement. In response to the Staff’s comment, the Company will include a description of the material features (if any) of the contracts with D.F. King & Co., Inc. and Broadridge Investor Communications Solutions, Inc.in the Definitive Proxy Statement.
3.    On page 6 of the Preliminary Proxy Statement, the Company discloses that it has sought and received stockholder approval for a similar proposal in the past year. The Staff requests an explanation of the relevance of this statement or its removal because it could indicate that past performance is

Ms. Ashley Vroman Lee	-3-

indicative of future results and in light of the changes in markets since such approval.
Company’s Response: In response to the Staff’s comment, the Company will exclude from page 6 of the Definitive Proxy Statement the statement that it has sought and received stockholder approval for a similar proposal in the past year.
4.    The Staff notes on page 7 of the Preliminary Proxy Statement that directors will not be deemed to have a financial interest “solely by reason of their ownership of the Company’s Shares.” The Staff asks the Company if there is a legal basis for this statement.
Company’s Response: In response to the Staff’s question, the Company directs the Staff to Rule 17d-1(d)(5)(ii) which states that the term “financial interest” does not include any “interest through ownership of securities issued by the registered investment company.” Section 57(o) of the Investment Company Act does not define “financial interest” but Rule 17d-1 is available for business development companies such as the Company.
5.    The Staff notes that page 10 of the Preliminary Proxy Statement includes states “[a]bsentions and broker non-votes, if any, will not count.” Please delete the reference to broker non-votes because there will not be any broker non-votes at the special meeting.
Company’s Response: The Company respectfully declines to remove references to broker non-votes. The Company notes for the information of the Staff that Item 21 of Schedule 14a requires that the Company disclose “the treatment and effect under applicable state law and registrant charter and bylaw provisions of abstentions [and] broker non-votes.” The Company also notes for the information of the Staff that page 1 of the Preliminary Proxy Statement includes the following: Because the proposal to be voted on at the Meeting is not considered a routine matter, brokers do not have authority to vote on the proposal without instruction from their client. Accordingly, there will be no broker non-votes at the Meeting.

Ms. Ashley Vroman Lee	-4-

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.
Sincerely
By:    /s/ William G. Farrar
    William G. Farrar
    Sullivan & Cromwell     LLP

cc:    Nicole Jiang
    (Sullivan & Cromwell LLP)

    Joshua Lefkowitz
Teresa Jung
(Carlyle Secured Lending, Inc.)